Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                October 8, 2015


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1367
                        File Nos. 333-206612 & 811-03763

Ladies/Gentlemen:

      The undersigned, Guggenheim Defined Portfolios, Series 1367 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 1 p.m. Eastern time on October 14, 2015, or as soon thereafter as possible.

                                                               Very truly yours,

                                      Guggenheim Defined Portfolios, Series 1367

                                          By: Guggenheim Funds Distributors, LLC


                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary